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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            Covenant Transport, Inc.
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.                                                             22284P105

-------------------------------------------------------------------------------
1.  Names of Reporting Persons      David R. Parker and Jacqueline F. Parker(1)
    I.R.S. Identification Nos.
    of above persons (entities
    only)

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]

    (b) [ ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Citizenship or Place of Organization               United States of America

-------------------------------------------------------------------------------
Number of        5. Sole Voting Power                              5,522,367(2)
Shares           --------------------------------------------------------------
Beneficially     6. Shared Voting Power                                       0
Owned by         --------------------------------------------------------------
Each Reporting   7. Sole Dispositive Power                         5,522,367(2)
Person           --------------------------------------------------------------
With:            8. Shared Dispositive Power                                  0
-------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person   5,522,367(2)
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                      [ ]

-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                  36.9%(3)

-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                              IN

-------------------------------------------------------------------------------

(1) Shares reported are based upon the December 31, 2003, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 10,269 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 306,098 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

(2) Includes (i) 2,756,000 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 10,269 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan,
     (iv) 133,750,  18,250,  10,000, 7,206, 10,000,  110,000,  6,667, 3,334, and
     6,891 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875, $8.00, $16.79,
     $15.39, and $17.30 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. There are no additional options to purchase that are exercisable within sixty days.

(3) Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As of December 31, 2003, there were 12,323,526 shares of Class A Common Stock and 2,350,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 14,979,624 shares outstanding, which includes the 2,350,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock, and 306,098 shares underlying Mr. Parker's currently exercisable options. As a result of the two class structure, as of December 31, 2003, Mr. and Mrs. Parker controlled stock possessing approximately 45.4% of the voting power of all outstanding Company stock.

Item 1.
         (a) Name of Issuer                            Covenant Transport, Inc.
         (b) Address of Issuer's                       400 Birmingham Highway
             Principal Executive Offices               Chattanooga, TN 37419

Item 2.
         (a) Name of Person Filing  David R. Parker and Jacqueline F. Parker(1)
         (b) Address of Principal Business Office        400 Birmingham Highway
             or, if none, Residence                      Chattanooga, TN  37419
         (c) Citizenship                               United States of America
         (d) Title of Class
             of Securities    Class A Common Stock, par value $.01 per share(2)
         (e) CUSIP Number                                             22284P105

Item 3.  If this statement is filed pursuant to Section 240.13d-1(b)
         or 240.13d-2(b) or (c), check whether the person filing is a:      N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a) Amount beneficially owned:                            5,522,367(3)
                                                                ---------------
         (b) Percent of class:                                         36.9%(2)
                                                                ---------------
         (c) Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote       5,522,367(3)
                                                                ---------------
              (ii)  Shared power to vote or to direct the vote                0
                                                                ---------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                 5,522,367(3)
                                                                 --------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                            0
                                                                 --------------

(1) Shares reported are based upon the December 31, 2003, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 10,269 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 306,098 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

(2) Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As of December 31, 2003, there were 12,323,526 shares of Class A Common Stock and 2,350,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 14,979,624 shares outstanding, which includes the 2,350,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock, and 306,098 shares underlying Mr. Parker's currently exercisable options. As a result of the two class structure, as of December 31, 2003, Mr. and Mrs. Parker controlled stock possessing approximately 45.4% of the voting power of all outstanding Company stock.

(3) Includes (i) 2,756,000 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 10,269 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan,
     (iv) 133,750,  18,250,  10,000, 7,206, 10,000,  110,000,  6,667, 3,334, and
     6,891 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875, $8.00, $16.79,
     $15.39, and $17.30 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. There are no additional options to purchase that are exercisable within sixty days.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person                                                     N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company                                                    N/A

Item 8.  Identification and Classification of Members of the Group          N/A

Item 9.  Notice of Dissolution of Group                                     N/A

Item 10. Certification                                                      N/A


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

                                               February 17, 2004
                                     ------------------------------------------
                                                      Date

                                      /s/ Heidi Hornung-Scherr by POA
                                     ------------------------------------------
                                                   Signature

                                       David R. Parker, Individually, by
                                       Heidi Hornung-Scherr, attorney-in-fact,
                                       pursuant to a POA previously filed with
                                       the SEC
                                     ------------------------------------------
                                                   Name/Title

                                      /s/ Heidi Hornung-Scherr, by POA
                                     ------------------------------------------
                                                   Signature

                                       Jacqueline F. Parker, Individually, by
                                       Heidi Hornung-Scherr, attorney-in-fact,
                                       pursuant to a POA filed herewith
                                     ------------------------------------------
                                                   Name/Title






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